AB
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08026102

SEC Mail Processing Section

FEB 19 2008

Washington, DC
110

SECU[illegible]SSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
| Estimated average burden hours per response...... | 12.00 |

| SEC FILE NUMBER |
|---|
| 8- 42477 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Benjamin Securities Investment Company, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3603 Ridgeview Drive
(No. and Street)

| Missouri City | Texas | 77459-4046 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Benjamin F. Smith 281-403-0009
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Giarra, Nicholas
(Name – *if individual, state last, first, middle name*)

| 5818 Grape Street | Houston | Texas | 77036 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

37

PROCESSED
FEB 25 2008
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

2/22

# OATH OR AFFIRMATION

I, Benjamin Franklin Smith, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Benjamin Securities Investment Company, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MONICA P. MOELLERING
Notary Public, State of Texas
My Commission Expires
OCTOBER 12, 2010

Notary Public

Signature

Chief Executive Officer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

## INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
of Benjamin Securities Investment Company, Inc.

We have audited the accompanying statement of financial condition of Benjamin Securities Investment Company, Inc. ( a Texas Corporation) as of December 31, 2007 and the related statements of income, changes in financial condition, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, computation of net capital, statement indicating exemption to 15c3-3, statement relating to the possession or control requirements under rule 15c3-3, and reconciliation of computation of net capital under rule 15c3-1 and computation for determination of the reserve requirement under exhibit A of rule 15c3-3 for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Benjamin Securities Investment Company, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Nicholas Giarra, CPA
Houston, Texas
February 8 , 2008

# Benjamin Securities Investment Co., Inc.
# BALANCE SHEET
# As of December 31, 2007 and 2006
## ASSETS

| | 2007 | 2006 |
|---|---|---|
| **CURRENT ASSETS** | | |
| Cash in bank, Wells Fargo | $ 3,380.97 | $ 489.22 |
| Deposit SWS Securities | 11,160.03 | 10,708.81 |
| Money Mkt #2, SWS | 78,168.02 | 0.00 |
| SWS Securities Money Mkt Acct | 16.59 | 9.48 |
| Accts receiv., allowable | 64.95 | 238.98 |
| Accts receiv., non-allowable | 15,569.82 | 12,342.92 |
| **Total Current Assets** | 108,360.38 | 23,789.41 |
| **INVESTMENTS** | | |
| Corporate stock | 88,642.69 | 0.00 |
| **PROPERTY AND EQUIPMENT** | | |
| Computers & equipment | 24,703.73 | 24,703.73 |
| Less: Accumulated Depreciation | (24,630.84) | (24,183.49) |
| **Net Property and Equipment** | 72.89 | 520.24 |
| **OTHER ASSETS** | | |
| Receivable noncustomers | 400.00 | 317.17 |
| **Total Other Assets** | 400.00 | 317.17 |
| **TOTAL ASSETS** | $ 197,475.96 | $ 24,626.82 |

See Accompanying Notes.

# Benjamin Securities Investment Co., Inc.
## BALANCE SHEET
## As of December 31, 2007 and 2006
## LIABILITIES AND STOCKHOLDERS' EQUITY

| | 2007 | 2006 |
|---|---|---|
| **CURRENT LIABILITIES** | | |
| Accounts payable | $ 15,632.71 | $ 1,456.63 |
| **Total Current Liabilities** | 15,632.71 | 1,456.63 |
| **LONG-TERM LIABILITIES** | | |
| **Total Liabilities** | 15,632.71 | 1,456.63 |
| **STOCKHOLDERS' EQUITY** | | |
| Common Stock: no par value, 1,000,000 shares authorized 17.778 shares issued | 160,001.14 | 10,000.00 |
| Retained Earnings | 21,842.11 | 13,170.19 |
| **Total Stockholders' Equity** | 181,843.25 | 23,170.19 |
| **TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY** | $ 197,475.96 | $ 24,626.82 |

See Accompanying Notes.

# Benjamin Securities Investment Co., Inc.
# INCOME STATEMENT

| | 12 Months Ended December 31, 2007 | 12 Months Ended December 31, 2006 |
|---|---|---|
| **Gross Revenue** | | |
| Sales commissions | $ 9,430.66 | $ 8,797.44 |
| Investment advisory fees | 155,089.81 | 123,664.35 |
| Dividends received | 145.56 | 57.25 |
| FINRA, special member paymen | 35,000.00 | 0.00 |
| Interest received | 1,152.77 | 409.10 |
| **Total Revenue** | 200,818.80 | 132,928.14 |
| **Operating Expenses** | | |
| Employee compensation | 94,000.00 | 32,100.00 |
| Commissions expense | 3,528.83 | 3,324.20 |
| Regulatory fees and expenses | 1,617.98 | 2,733.98 |
| Other operating expenses | 50,142.25 | 53,340.32 |
| **Total Operating Expenses** | 149,289.06 | 91,498.50 |
| **Income before provisions for federal income taxes** | 51,529.74 | 41,429.64 |
| **Federal income tax expense** | 7,968.00 | 6,278.00 |
| **Net Income after taxes** | 43,561.74 | 35,151.64 |

See Accompanying Notes.

Benjamin Securities Investment Company, Inc.
Statement of Changes in Financial Condition
For the Year Ended December 31, 2007
Increase (Decrease) in Cash and Cash Equivalents

**CASH FLOWS FROM OPERATING ACTIVITIES**

| | |
|---|---|
| Net income (loss) | 43,562 |
| Depreciation | 447 |
| Increase in accounts receivable | ( 3,136) |
| Increase in accounts payable | 14,176 |
| Net cash provided by operating activities | 55,049 |

**CASH FLOWS FROM INVESTING ACTIVITIES**

| | |
|---|---|
| Purchase of common stock | (88,642) |
| Increase in money market account | (78,175) |
| Increase in deposit account with Southwest Securities, Inc. | ( 451) |
| Net cash provided by (used by) investing activities | (167,268) |
| **ISSUED COMMON STOCK** | 150,001 |
| **DIVIDENDS PAID TO STOCKHOLDERS** | (34,890) |
| **NET INCREASE (DECREASE) IN CASH** | 2,892 |
| **CASH AT BEGINNING OF PERIOD** | 489 |
| **CASH IN BANK AT END OF PERIOD** | $ 3,381 |

See Accompanying Notes

**Note 1 – Summary of Significant Accounting Policies**

**Preparation of Financial Statements**
All books and records are kept on an accrual basis.

**Income Taxes**
The Company is operating as a "C" corporation under federal income tax laws. Therefore, taxes are calculated and paid on the basis of a "C" corporation.

**Investments**
The Company is invested in common stock and money market funds through Southwest Securities, Inc. .

**Note 2 – Fully Disclosed Correspondent Agreement**
The Company entered into a FULLY DISCLOSED CORRESPONDENT AGREEMENT with Southwest Securities, Inc. effective October 2, 1996. This agreement remained in effect for all of 2007 and is still in effect as of the date of this report.

**Note 3 – Restrictions on Cash**
As a condition to enter into the fully disclosed correspondent agreement, Southwest Securities, Inc. required the Company to deposit the sum of $10,000 with Southwest Securities, Inc. The agreement does not stipulate any restriction on the cash deposit. However, the Company considers the maintenance of the cash deposit necessary to the continuation of the correspondent agreement with Southwest Securities, Inc. The value of the account as of December 31, 2007 was $11,160.03.

**Note 4 – Stockholders' Equity**
The Company has issued 17,778 shares of no par common stock for $160,001.

**Note 5 – Fidelity Bond**
The Company carries a $25,000.00 fidelity bond as required by the National Association of Securities Dealers, Inc.

**Note 6 – Membership in SIPC**
The Company is a member of the Security Investors Protection Corporation (SIPC).

**Note 7 – Membership in MSRB**
The Company resigned its membership in the Municipal Securities Rulemaking Board during 2007.

**NOTE 8 – Subsequent Events**
There have been no subsequent events that have a material impact on these statements.

Benjamin Securities Investment Company, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2007

| | |
|---|---|
| Equity at beginning of year | $ 23,170 |
| Plus: Current income | 43,562 |
| Less: Dividends paid to stockholders | 34,890 |
| Plus: Common stock issued | 150,001 |
| | ----------- |
| Equity at end of year | $181,843 |

See Accompanying Notes

Benjamin Securities Investment Company, Inc.
Statement of Changes in Liabilities Subordinated to Claims
of General Creditors
For the Year Ended December 31, 2007

| | |
|---|---|
| Balance of liabilities subordinated to claims of general creditors at beginning of year | 0.00 |
| Liabilities subordinated to claims of general creditors during the year | 0.00 |
| Balance of liabilities subordinated to claims of general creditors at end of year | 0.00 |

See Accompanying Notes

Benjamin Securities Investment Company, Inc.
Computation of Net Capital
For the Year Ended December 31, 2007

| | |
|---|---|
| Total ownership equity from Statement of Financial Condition | $181,843 |
| Deduct ownership equity not allowable for net capital | 15,570 |
| Total ownership equity qualified for Net Capital | $166,273 |
| Add: Liabilities subordinated to claims of general creditors Allowable in computation of net capital | 0 |
| Total capital and allowable subordinated liabilities | $166,273 |
| Net capital before haircuts on securities positions | 166,273 |
| Haircuts on securities positions | 14,860 |
| Net capital | $151,413 |

The above net capital is in agreement with the net capital stated on the Focus Report-Part IIA filed as of 12-31-2007.

See Accompanying Notes

Benjamin Securities Investment Company, Inc.
Statement Indicating the Exemption to 15c3-3 Claimed by the Firm
For the Year Ended December 31, 2007

Under Regulation 240.15c3-3(k)(2)(ii), the firm is exempt from regulation 15c3-3 because the firm meets all of the exemption requirements listed under 15c3-3(k)(2)(ii).

(2) The provisions of this rule shall not be applicable to a broker or dealer:

(ii) who, as an introducing broker or dealer, clears all transactions, with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customers funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirement of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

See Accompanying Notes

Benjamin Securities Investment Company, Inc.
Possession or Control Requirement Under Rule 15c3-3
For the Year Ended December 31, 2007

This broker is an introducing broker on a fully disclosed basis and was not in possession or control of any securities during the year ended December 31, 2007.

See Accompanying Notes

Benjamin Securities Investment Company, Inc.
Reconciliation of:

1. Computation of net capital under Rule 15c3-1
2. Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3 for the year ended December 31, 2007

1. This broker did not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to, customers and does not carry accounts of, or for, customers and does not engage in any of the activities described in paragraphs (a)(2)(I) through (v) of Section 15c3-1. Therefore as per Reg. 15c3-1 par a(s)(vi); the minimum net capital requirement is $5,000.
2. A computation for reserve requirements under Exhibit A of Rule 15c3-3 shows a zero reserve requirement.

See Accompanying Notes

NICHOLAS GIARRA
Certified Public Accountant
Houston, Texas

To the Board of Directors and Stockholders
of Benjamin Securities Investment Company, Inc.

We have examined:

(1) Review of accounting system:
- (a) the accounting system;
- (b) the internal accounting controls;
- (c) the procedures for safeguarding securities; and
- (d) the practices and procedures of the company;
  - (i) in making of periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).
  - (ii) in making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13 (there were no securities held by the firm);
  - (iii) in complying with the requirement for prompt payment for securities of Section 4© of Regulation T of the Board of Governors of the Federal Reserve System; and
  - (iv) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Par. 240.15c3-3. The firm did not have physical possession of any securities during 2007.

(2) The firm did not have possession of any securities from the beginning of the firm to the end of this audit period. Therefore, the firm is exempt from Rule 15c3-3 Concerning Physical Possession or Control of Securities.

In our examination of the above, we have not found any material inadequacies since the beginning of the firm on June 14, 1990.

Yours truly,

Nicholas Giarra

END